                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Professional Bancorp, Inc.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                           --------------------------
                         (Title of Class of Securities)

                                    743112104
                           --------------------------
                                 (CUSIP Number)

                            Jonathan D. Joseph, Esq.
                          Pillsbury Madison & Sutro LLP
                              235 Montgomery Street
                         San Francisco, California 94104
                                 (415) 983-1000
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 1998
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743112104                SCHEDULE 13D                Page 2 of 4 Pages


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Joel W. Kovner, Dr. P.H.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [  ]          (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         [OO]
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES             7.      SOLE VOTING POWER             12,116 shares
                          ------------------------------------------------------
BENEFICIALLY OWNED           8.      SHARED VOTING POWER              -0- shares
                          ------------------------------------------------------
BY EACH REPORTING            9.      SOLE DISPOSITIVE POWER        12,116 shares
                          ------------------------------------------------------
PERSON WITH                 10.      SHARED DISPOSITIVE POWER         -0- shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,116 shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 743112104                SCHEDULE 13D                Page 3 of 4 Pages


     This Amendment No. 3 to the Schedule 13D, dated April 27, 1992, of Joel W. Kovner, Dr. P.H., as amended by Amendment No. 1 thereto, dated March 17, 1995, and by Amendment No. 2 thereto, dated March 23, 1998 ("Schedule 13D"), relates to the shares of Common Stock of Professional Bancorp, Inc., a Pennsylvania corporation ("Company"), owned by Dr. Kovner, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), not to represent the acquisition or disposition of any additional stock but solely to correct an inadvertent error contained in Item 3 to that certain Amendment No. 2 filed with the Securities and Exchange Commission on March 24, 1998 under File No. 005-34340.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended in its entirety to read as follows:

     On March 13, 1998 Dr. Kovner entered into separate purchase agreements with
(i) Basswood Financial Partners, L.P., a Delaware limited partnership; Basswood International Fund, Inc., a Cayman Islands corporation; and Whitewood Financial Partners, L.P., a Delaware limited partnership, (collectively, "Basswood"); (ii) Mutual Financial Services Fund, a series of Franklin Mutual Series Fund Inc., a Maryland corporation ("Franklin"); and (iii) Castle Creek Capital Partners Fund I, L.P., a Delaware limited partnership ("Castle" and, collectively with Basswood and Franklin, the "Purchasers"). The following summary is qualified in its entirety by reference to the purchase agreements (collectively, the "Purchase Agreements"), a copy of which is attached for each as Exhibits A, B and C, respectively, to Amendment No. 2 to the Schedule 13D of Joel W. Kovner, Dr. P.H., filed with the Securities and Exchange Commission on March 24, 1998, under File No. 005-34340.

         Pursuant to the Purchase Agreements, Dr. Kovner agreed to (a) sell to the Purchasers the aggregate amount of 12,320 shares of the Common Stock of the Company directly held by Dr. Kovner (the "Direct Shares") for a total purchase price of $17.125 per share or an aggregate purchase price of $210,980.00, and
(b) sell to the Purchasers 276,515 shares of Common Stock of the Company immediately upon Dr. Kovner's exercise of options to purchase those shares (the "Option Shares") for $17.125 per share or an aggregate purchase price of $4,735,319.38 (said purchase price being inclusive of the option exercise amount provided by the Purchasers as described in the last sentence of Item 3 below). Of those Direct Shares of the Company held by Dr. Kovner, Basswood purchased 2,365 shares, Castle purchased 3,318 shares, and Franklin purchased 6,637 shares. Of the Option Shares of the Company sold by Dr. Kovner immediately after the exercise of his options, Basswood purchased 53,046 of said shares, Castle purchased 74,490 of said shares, and Franklin purchased 148,979 of said shares. In connection with the Purchase Agreements and the transactions contemplated therein, Dr. Kovner used funds provided solely by the Purchasers to exercise:
(i) options to purchase 264,600 shares of the Common Stock of the Company at an exercise price of $12.70, for a total option exercise price of $3,360,420.00;
(ii) options to purchase 6,127 shares of the Common Stock of the Company at an exercise price of $7.71,

CUSIP NO. 743112104                SCHEDULE 13D                Page 4 of 4 Pages

for a total option exercise price of $47,239.17; and (iii) options to purchase 5,788 shares of the Common Stock of the Company at an exercise price of $14.22, for a total option exercise price of $82,305.36.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     March 31, 1998                              /s/ Joel W. Kovner
-------------------------------         ----------------------------------------
          (Date)                                  (Signature)

                                        Joel W. Kovner, Dr. P.H.

                                        ----------------------------------------
                                                     (Name)